UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                    For the date of May 29, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




FOR IMMEDIATE RELEASE                                              29 MAY, 2003



               ALLIED IRISH BANKS, P.L.C. PURCHASE OF OWN SHARES


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) announces that on 28 May 2003, it purchased 1,470,000 of its ordinary shares, at an average price of EUR13.0729, to be held as treasury shares.

The share buyback programme announced and undertaken in connection with the merger of M&T Bank Corporation and Allfirst Financial, Inc. has now been completed. To maximise shareholder value, AIB continues to keep the management of its capital under review.


                                     -ENDS-



For further information please contact:

Alan Kelly                                       Catherine Burke
Head of Capital & Group Investor Relations       Head of Corporate Relations
AIB Group                                        AIB Group
Bankcentre                                       Bankcentre
Ballsbridge                                      Ballsbridge
Dublin 4                                         Dublin 4
Tel: +353-1-6600311 ext. 12162                   Tel: +353-1-6600311 ext. 13894



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                 ALLIED IRISH BANKS, p.l.c.
                                                 (Registrant)




Date  May 29, 2003                               By: ___________________
                                                     Gary Kennedy
                                                     Group Director, Finance,
                                                     Risk and Enterprise
                                                     Technology
                                                     Allied Irish Banks, p.l.c.